Lockheed Martin Corporation

6801 Rockledge Drive Bethesda, MD 20817

Telephone 301-897-6052 Facsimile 301-897-6960

E-mail: stephen.m.piper@lmco.com

Stephen M. Piper

Vice President and Associate General Counsel, Corporate

2 April 2013

CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street N.E.

Washington, D.C. 20549

Attention: John Dana Brown, Esq.

Re:	Lockheed Martin Corporation
Registration Statement on Form S-4
Filed 28 February 2013
File No. 333-186960

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (File No. 333-186960), of Lockheed Martin Corporation, a Maryland corporation (“we,” “our” or the “Registrant”), relating to the Registrant’s offer (the “Exchange Offer”) to exchange $1,336,384,000 aggregate principal amount of our 4.07% Notes due 2042, Series B (the “New Notes”), that are being registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of our issued and outstanding 4.07% Notes due 2042 that have not been registered under the Securities Act (the “Old Notes”). We are registering the New Notes to be offered in the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (13 April, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (5 June 1991) and Shearman & Sterling, SEC No-Action Letter (2 July 1993). We hereby represent that:

a) We have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of our information and belief, each person that will participate in the Exchange Offer will be acquiring the New Notes in the ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

b) In this regard, we will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that, if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) may not rely on the position of the staff of the Commission enunciated in the no-action letters referred to above or interpretive letters to a similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

c) We acknowledge that such a secondary resale transaction by a person participating in the Exchange Offer for the purpose of distributing the applicable New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d) We will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available 2 July 1993)) in connection with any resale of such New Notes.

e) We will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the applicable New Notes.

ii.	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, (A) a confirmation that it has not entered into any arrangement or understanding with us or one of our affiliates to distribute the New Notes and (B) an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also may include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

LOCKHEED MARTIN CORPORATION

By:	/s/ Stephen M. Piper
Stephen M. Piper
Vice President & Associate General Counsel, Corporate